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July 29, 2005


BY EDGAR
--------

Mark K. Brunhofer
Securities and Exchange Commission
Mail Stop 6010
Washington D.C.   20549

Re:  Pacifichealth Laboratories, Inc.
     Item 4.01 Form 8-K
     Filed June 28, 2005
     File No. 000-23495

Dear Mr. Brunhofer:

This letter is in response to your letter dated July 26, 2005, addressed the undersigned, transmitting comments relating to the above-referenced Form 8-K.

The Company's response to the numbered Comments in your letter is contained below.

1. As our former accountants resigned, no decision was made by the Company to terminate our relationship with the former accountant. Our disclosures do indicate that the decision to engage our new accountants was approved by the board and the audit committee.

2. We have today filed via Edgar an amendment on Form 8-K/A attaching as Exhibit 16 the letter from our former accountant indicating their agreement with our disclosures, as required by item 3.04(a)(1)(iii) of Regulation S-B.

Please feel free to contact the undersigned with any question regarding this response.

Very truly yours,

/s/ Stephen P. Kuchen